Survivor and Amazing Race fantasy scores are posted!
Me, Bracketology Fantasy

For $100, You Can Own a Piece of Bracketology.


INVEST IN BRACKETOLOGY
WEFUNDER
The centralized platform for reality TV fantasy gaming!
$56,512
RESERVE
RESERVE

Bracketology is a small team of 3, and we could not be more proud of what we've accomplished. Since our last Crowdfund in June 2022:

🚀 52,000+ mobile app downloads since launch in January 2024
🚀 101,000+ new accounts created
🚀 Expansion into 8 new shows, including Survivor, Big Brother, RuPaul's Drag Race, and more - with 8 more coming in the next year.
🚀 $0 spent on marketing

Now, we are fundraising to take BTV to the next level. If you're already one of the 300+ members of our crowdfunds, THANK YOU! We couldn't do this without you and we appreciate all of your support.

If you aren't yet part of our journey, now is your chance! For as little as $100, you can be a Bracketology shareholder and have a vested interest in our company's success. If you want to take advantage of our Early Bird discount - get your reservation in ASAP!

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Required disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.